Exhibit 99.2

Cintas + UniFirst Built to Get Businesses of All Sizes Ready for the Workday December 22, 2025

Forward-Looking Statements

Forward Looking Statements

This report and the accompanying materials contain statements that constitute "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements regarding historical facts, including, without limitation, statements regarding Cintas' current expectations, estimates and projections about its industry, its business or a transaction with UniFirst, are forward-looking statements. Cintas cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with UniFirst may not be consummated; the risk that a transaction with UniFirst may be less accretive than expected, or may be dilutive, to Cintas' earnings per share, which may negatively affect the market price of Cintas common shares; the possibility that Cintas and UniFirst will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cintas; the risk that Cintas may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cintas common shares; and the risk related to any unforeseen liability and future capital expenditure of Cintas related to a transaction.

For additional factors affecting the business of Cintas, refer to Part I – Item 1A. Risk Factors of Cintas' Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the "2025 10-K"), and other filings with the U.S. Securities and Exchange Commission (the "SEC").

Important Information for Investors and Security Holders

This report and the accompanying materials relate to a proposal which Cintas has made for an acquisition of UniFirst. In furtherance of this proposal and subject to future developments, Cintas may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This document is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cintas may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cintas are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Cintas, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cintas through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation; Participants in the Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This report is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cintas and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cintas is set forth in its proxy statement for its 2025 annual meeting of shareholders (the "2025 Proxy Statement"), which was filed with the SEC on September 16, 2025 and is available here. Information about the directors and executive officers of Cintas, their ownership of Cintas common stock, and Cintas' transactions with related persons is set forth in the sections entitled "Election of Directors", "Board's Roles and Responsibilities", "Board Committees and Meetings", "Nonemployee Director Compensation", "Director Compensation Table", "Compensation Committee Report", "Executive Compensation", "Compensation Discussion and Analysis", "Summary Compensation Table", "Grants of Plan-Based Awards Table", "Outstanding Equity Awards Table", "Option Exercises and Stock Vested Table", "Nonqualified Deferred Compensation", "Potential Payments upon Termination, Retirement or Change in Control", "CEO Pay Ratio", "Pay Versus Performance", "Approval, on an Advisory Basis, of Named Executive Officer Compensation", "Principal Shareholders", "Security Ownership of Director Nominees and Named Executive Officers", and "Related Party Transactions" of the 2025 Proxy Statement. Information about the directors and executive officers of Cintas, their ownership of Cintas common stock, and Cintas' transactions with related persons is also set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the 2025 10-K and is available here. To the extent holdings of Cintas common stock by the directors and executive officers of Cintas have changed from the amounts of Cintas common stock held by such persons as reflected in the 2025 Proxy Statement and 2025 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, including: the Form 4s filed by Robert Coletti on October 31, 2025 and December 17, 2025 (filing one, two, and three), Joseph Scaminace on October 31, 2025, Karen Carnahan on October 31, 2025 and December 17, 2025 (filing one and two), Melanie Barstad on October 31, 2025 and December 17, 2025 (filing one and two), Martin Mucci on October 31, 2025, Beverly Carmichael on October 31, 2025, and Ronald Tysoe on October 31, 2025 and December 17, 2025 (filing one, two, three, four, and five). Free copies of these documents may be obtained as described above.

Any information concerning UniFirst contained in this document has been taken from, or based upon, publicly available information. Although Cintas does not have any information that would indicate that any information contained in this document that has been taken from such documents is inaccurate or incomplete, Cintas does not take any responsibility for the accuracy or completeness of such information.

CINTAS
READY FOR THE WORKDAY®

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Creating Value for Customers, Employees & Shareholders Combination would enable Cintas and UniFirst to better support customers Enhances position among broad, diverse and well capitalized companies in an increasingly competitive market for workwear and facility solutions Amplifies and accelerates benefits of ongoing investments in technology Combines businesses with complementary strengths Better positioned to participate in large and growing market opportunities Offers compelling financial benefits, including operating cost synergies 3

Significant, Immediate and Certain Value for UniFirst Shareholders $150 $170 $190 $210 $230 $250 $270 $290 12/21/2022 4/21/2023 8/21/2023 12/21/2023 4/21/2024 8/21/2024 12/21/2024 4/21/2025 8/21/2025 90 Day Average Closing Price ($168.12) CTAS Offer ($275 per share) Last Closing Price $ 174.07 (12/ 16 /25) Substantial Premium to UniFirst’s Historical and Recent Trading Levels Since Cintas Initially Commenced Process Nearly Four Years Ago $275 per share all - cash offer delivers certain and immediate value ~$5.2 billion i mplied transaction value 64% premium to UniFirst’s 90 - day average closing price as of 12/11/25 UniFirst Stock Price Chart 4 *STOCK CHART TO BE UPDATED TO REFLECT 12/19 CLOSING PRICE*

Proposed Transaction Details ▪ Cintas to acquire all outstanding common and class B shares of UniFirst for $275 per share in cash ▪ Implied total transaction value of approximately $5.2 billion Financial Terms ▪ Compelling strategic fit with shared priorities to enhance service for customers ▪ Better positioned to serve over 1 million business customers in the US and Canada ▪ Accelerates benefit of combined companies’ investments in technology and creates opportunities to leverage shared infrastructure and route networks ▪ Cintas would welcome UniFirst employees and ensure opportunities to develop and prosper within Cintas, as it does for all of its employee - partners Strategic Benefits ▪ Expected to generate annual run - rate operating cost synergies of at least $375 million within 4 years of completion; 2.5x pro forma leverage at closing Significant Synergies 5

Combined Company Better Positioned Within Large, Growing, Competitive Market

Highly-Fragmented Market with Tremendous Opportunity for Greater Participation and Growth



180M+
Workers in US and Canada
16M
Businesses in US and Canada
<8M
Cintas & UniFirst wearers today
<2M
Cintas & UniFirst customers today

Cintas + UniFirst

- Innovative, more complete solution and comprehensive value proposition for businesses of all sizes.
- Well-positioned to capitalize on strong buying motivations of image, safety, cleanliness and compliance.
- Better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies focused on increasing their garment and facility solutions and investing in last mile fleets.

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CINTAS
READY FOR THE WORKDAY

Amplified Benefits of Investment in Technology Accelerates UniFirst’s ERP implementation Amplifies Cintas’ ongoing investments in solutions for customers and tools for employee - partners Applies Cintas’ proven technology - supported operational excellence to broader footprint Simplifies combined company’s ways of working, empowers our employee - partners, and elevates the customer experience 7

Cintas' Public Proposal Follows Consistent Lack of Meaningful Engagement

Cintas has engaged in good-faith efforts in seeking to reach an agreement dating back to early 2022

FEBRUARY 7, 2022
Cintas presents indication of interest to acquire UniFirst for $255/share (the "Prior Proposal"); UniFirst offers no substantive engagement

NOVEMBER 8, 2024
Cintas submits Proposal to acquire UniFirst for $275/share; requests response by November 22

NOVEMBER 27, 2024
UniFirst sends letter rejecting the Proposal

DECEMBER 3, 2024
Cintas reiterates Proposal; requests in-person meeting including discussion about potential sources of value that will allow Cintas to increase its offer; requests response by December 6

DECEMBER 9, 2024
UniFirst again sends letter rejecting the Proposal

DECEMBER 20, 2024
Cintas reiterates proposal; again requests in-person meeting and notes willingness to increase its Proposal, discuss ways to preserve the UniFirst legacy; requests response by January 3

JANUARY 7, 2025
Due to continued lack of engagement, Cintas notifies the Unifirst Board and makes Proposal public; That same day, UniFirst publicly rejects Cintas' $275/share proposal

March 24, 2025
Due to lack of substantial engagement with UniFirst regarding the transaction terms, Cintas terminates discussions with UniFirst

DECEMBER 12, 2025
Cintas submits Proposal to acquire UniFirst for $275/share; requests response by December 16

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CINTAS® READY FOR THE WORKDAY®

Cintas is Prepared to Engage and Move Toward a Transaction Immediately ▪ We expect to have limited and specific confirmatory due diligence requirements. Diligence ▪ We would work towards signing and announcing a definitive agreement in January 2026. Timing ▪ Cintas has engaged leading regulatory counsel and is confident in the path through regulatory review and closing. Cintas is prepared to have our counsel immediately engage with UniFirst and its counsel to discuss the extensive work Cintas has done to date (including a leading economics consulting group) on the regulatory front and our path to closing of the transaction. ▪ Cintas has offered a $350 million reverse termination fee payable by Cintas to UniFirst if the merger is blocked on antitrust grounds. Regulatory ▪ Proposal is not subject to any financing condition and any cash consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing. Financing ▪ Cintas Board of Directors supports the proposed transaction and approval by Cintas shareholders is not required. Certainty 9